May 4, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (540) 778-5140

Thomas R. Rosazza
President & Chief Executive Officer
Pioneer Bankshares, Inc.
263 East Main Street, PO Box 10
Stanley, VA 22851

	Re:	Pioneer Bankshares, Inc.
		Form 10-KSB for the year ended December 31, 2004
		File No. 0-30541

Dear Mr. Rosazza:

      We have reviewed your filing and have the following comment. We have limited our review to the matter related to the issues raised in our comment. Where indicated, we think you should revise your future filings, beginning with your next Form 10-Q, as applicable, in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanations, and provide us with a draft of your intended revisions.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6 - Management`s Discussion and Analysis or Plan of
Operations

Operations Analysis - 2004 Compared to 2003

Loan Portfolio - page 21

1. We note that your allowance decreased from $1,433,000 at December
31, 2003 to $1,346,000 at December 31, 2004 while your loan portfolio increased by 13.3% and non-performing loans to total assets increased from 1.21% as of December 31, 2003 to 1.41% as of December 31, 2004.
Further we note that total loans charged-off during 2003 exceeded the beginning of the year allowance. Please revise to provide a robust discussion of the reasons for the changes in your provision charged to expense and allowance for loan losses for the periods presented.
Explain fully the reasons for changes in each of the elements and components of the loan loss allowance, so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end. Consider the following points in your revisions:

* How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;

* How you determined that the allowance balance at the beginning of
2003 properly reflected losses as of December 31, 2002;

* Describe the facts and circumstances that occurred in 2003 that resulted in the significant charge offs for the period;

* How changes in estimation methods and assumptions affected the allowance; and

* How actual changes and expected trends in nonperforming loans affected the allowance.

*    *    *    *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


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Thomas R. Rosazza
Pioneer Bankshares, Inc.
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